                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K


 (Mark One)

    [X]                          Annual Report
                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                                 (Fee Required)

                  For the fiscal year ended December 31, 1996


                                       OR



    [ ]       Transition report pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                               (No Fee Required)


                        Commission File Number 33-26867


             LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                              (Title of the Plan)



                         LYONDELL PETROCHEMICAL COMPANY
                              1221 McKinney Street
                                   Suite 1600
                              Houston, Texas 77010

                    (Name and address of principal executive office of the issuer of the securities)

             LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN


                         INDEX TO FINANCIAL STATEMENTS


                                                                    PAGE
                                                                    ----

Report of Independent Accountants                                     2

Financial Statements:

    Statements of Net Assets Available for Benefits
     as of December 31, 1996 and 1995                                 3

    Statement of Changes in Net Assets Available for
     Benefits with Fund Information for the year
     ended December 31, 1996                                          4

    Notes to Financial Statements                                     6

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Benefits Administrative Committee of the
Lyondell Petrochemical Company 401(k) and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Lyondell Petrochemical Company 401(k) and Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Coopers & Lybrand L.L.P.
Houston, Texas
June 20, 1997

             LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        as of December 31, 1996 and 1995



                                                                                1996                    1995
                                                                              --------               ---------
ASSETS

Investments, at fair value:
  Investment in Lyondell Petrochemical Company Master Trust                    $130,720,057            $108,490,438
                                                                               ------------            ------------


          Net assets available for benefits                                    $130,720,057            $108,490,438
                                                                               ============            ============



                      See notes to financial statements.

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      For the year ended December 31, 1996

                                                                           PARTICIPANT DIRECTED
                                         -------------------------------------------------------------------------------------
                                             LYONDELL      LYONDELL
                                              COMMON        COMMON                                      SSGA           IDS
                                             STOCK -        STOCK -         ARCO         MONEY      INTERMEDIATE       NEW
                                             DIVIDEND      DIVIDEND        COMMON        MARKET         BOND        DIMENSIONS
                                              PAYOUT     REINVESTMENT      STOCK          FUND          FUND           FUND
                                           ------------  -------------  ------------  ------------  -------------  ------------
Contributions:
  Company                                  $       - -   $       - -     $      - -   $       - -    $      - -   $        - -
  Participant                                  575,926      1,251,271           - -     1,775,051        317,648     1,837,656
  Rollover                                      44,466         37,817           - -     1,470,390        319,949     1,127,916
                                         -------------------------------------------------------------------------------------
     Total                                     620,392      1,289,088           - -     3,245,441        637,597     2,965,572
                                         -------------------------------------------------------------------------------------
Benefits paid to participants                 (774,844)      (370,925)     (591,606)   (3,951,991)      (103,003)     (507,528)
                                         -------------------------------------------------------------------------------------

Investment income (loss) -
  Lyondell Petrochemical Company
     Master Trust                              717,559      1,469,419     3,155,583     2,414,694        107,688     3,461,038
                                         -------------------------------------------------------------------------------------

Participant borrowings                        (287,532)      (637,028)     (202,167)   (2,658,289)      (239,636)   (1,129,458)
Participant repayments                         562,305        767,716           787     1,337,141        116,540       529,351
                                         -------------------------------------------------------------------------------------
     Net loan activity                         274,773        130,688      (201,380)   (1,321,148)      (123,096)     (600,107)
                                         -------------------------------------------------------------------------------------

Transfers from (to) LCR Plans                  (31,353)        62,513        95,332       286,762         34,785        34,460
Transfers between investment options          (872,639)    (1,618,240)   (5,813,902)    1,802,415       (398,857)      367,919
                                         -------------------------------------------------------------------------------------
     Net transfer activity                    (903,992)    (1,555,727)   (5,718,570)    2,089,177       (364,072)      402,379
                                         -------------------------------------------------------------------------------------

Net increase (decrease)                        (66,112)       962,543    (3,355,973)    2,476,173        155,114     5,721,354

Net assets available for benefits:
  Beginning of year                         12,173,162     15,048,289    15,812,296    20,176,952      2,691,433    12,024,594
                                         -------------------------------------------------------------------------------------
  End of year                              $12,107,050    $16,010,832   $12,456,323   $22,653,125     $2,846,547   $17,745,948
                                         =====================================================================================

                            (Continued on next page)

             LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      For the year ended December 31, 1996


                                               PARTICIPANT DIRECTED                            NON-PART.
                      --------------------------------------------------------------------     DIRECTED
                        DODGE &        SEVEN                                                ------------
                          COX           SEAS          PBHG      EUROPACIFIC                    LYONDELL
                        BALANCED      S&P 500        GROWTH        GROWTH      PARTICIPANT    COM.STOCK          PLAN
                          FUND          FUND          FUND          FUND          LOANS      DIV. PAYOUT         TOTAL
                      ------------  ------------  ------------  ------------  ------------   ------------    -------------
Contributions:
   Company            $        --   $      - -    $       - -   $       - -   $        - -   $ 5,625,628     $  5,625,628
   Participant            218,144       286,859       810,190       193,532            - -           - -        7,266,277
   Rollover               517,223       209,883       472,091       108,681            - -           - -        4,308,416
                      -----------------------------------------------------------------------------------    ------------
      Total               735,367       496,742     1,282,281       302,213            - -     5,625,628       17,200,321
                      -----------------------------------------------------------------------------------    ------------

Benefits paid to
 Participants            (104,983)     (162,387)     (280,630)      (18,634)      (267,704)     (658,540)      (7,792,775)
                      -----------------------------------------------------------------------------------    ------------

Investment income
  (loss) - Lyondell
  Petrochemical
  Company
  Master Trust            274,041       422,930       357,940       233,231        683,152    (1,047,617)      12,249,658
                      -----------------------------------------------------------------------------------    ------------

Participant borrowings   (123,171)     (143,809)     (482,061)     (117,863)     6,162,214      (141,200)             - -
Participant repayments    115,574        95,827       303,096        63,328     (3,954,746)       63,081              - -
                      -----------------------------------------------------------------------------------    ------------
     Net loan activity     (7,597)      (47,982)     (178,965)      (54,535)     2,207,468       (78,119)             - -
                      -----------------------------------------------------------------------------------    ------------

Transfers from (to)
  LCR Plans               (16,443)       53,322        15,920         3,714         33,403           - -          572,415
Transfers between
  investment options      807,183     1,673,705     3,759,143       832,159            - -      (538,886)             - -
                     ------------------------------------------------------------------------------------    ------------
     Net transfer
      activity            790,740     1,727,027     3,775,063       835,873         33,403      (538,886)         572,415
                      -----------------------------------------------------------------------------------    ------------

Net increase
  (decrease)            1,687,568     2,436,330     4,955,689     1,298,148      2,656,319     3,302,466       22,229,619

Net assets available
 for benefits:
  Beginning of year       778,154       647,543     2,810,038       509,070      7,503,170    18,315,737      108,490,438
                      ----------------------------------------------------------------------------------    -------------
  End of year          $2,465,722    $3,083,873    $7,765,727    $1,807,218    $10,159,489   $21,618,203     $130,720,057
                      ==================================================================================    =============


                       See notes to financial statements.

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLAN

GENERAL - The Lyondell Petrochemical Company 401(k) and Savings Plan (the "Plan") is a defined contribution plan for employees and deferred vested former employees of Lyondell Petrochemical Company (the "Company" or "Lyondell").

CONTRIBUTIONS - Participants are allowed to contribute from 1 percent to 14 percent of their base pay to the Plan through pre-tax payroll deductions ("Elective Deferrals") and from 1 percent to 10 percent of their base pay through after-tax payroll deductions ("Savings Contributions"). The Company makes matching contributions to the participant's account at the rate of 160 percent of the Elective Deferrals up to a maximum Company contribution of 8 percent of the participant's base salary. All contributions and earnings thereon are fully vested and nonforfeitable. All earnings are allocated to individual participant accounts on the basis of the units held in the investment fund. Participants should refer to the Plan document for a complete description of the Plan.

INVESTMENT ELECTION - Participant contributions and earnings thereon are invested in the following alternatives or any combination thereof in accordance with the option or options selected by each participant: common stock of the Company, units of the State Street Short-Term Investment Fund (the "Money Market Fund"), units of the SSGA Intermediate Bond Fund, units of the IDS New Dimensions Fund, units of the Dodge & Cox Balanced Fund, units of the Seven Seas S&P 500 Fund, units of the PBHG Growth Fund and units of the Europacific Growth Fund. All of these funds are held within the Lyondell Petrochemical Company Master Trust (the "Trust"). A brief description of each fund follows:

    Money Market Fund - Contributions to this fund are primarily invested in commercial paper, certificates of deposit, bankers' acceptances, repurchase agreements and other high quality money market investments. Each participant earns interest based on the blended rate of the various interest rates for all securities held in the fund.

    SSGA Intermediate Bond Fund - Contributions to this fund are primarily invested in intermediate-term U.S. Treasury or Agency bonds, high quality investment-grade corporate bonds and "A"-rated or better asset backed investments. Each participant earns a return based on interest paid on the bonds and increases and decreases in the market value of the bonds.

    IDS New Dimensions Fund - Contributions to this fund are primarily invested in stocks of medium to large companies operating in areas where economic and technological changes are occurring. Each participant earns a return based on the increase or decrease in the market value of the stocks held, plus dividend and interest income.

    Dodge & Cox Balanced Fund - Contributions to this fund are primarily invested in a diversified portfolio of stocks and investment grade bonds. Each participant earns a return based on the increase or decrease in the value of the stocks and bonds held, plus dividend and interest income.

    Seven Seas S&P 500 Fund - Contributions to this fund are primarily invested in stocks of large companies in the U.S. Each participant earns a return based on the increase or decrease in the market value of the stocks held, plus dividend and interest income.

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN

    PBHG Growth Fund - Contributions to this fund are primarily invested in stocks of small companies in the U.S. Each participant earns a return based on the increase or decrease in the market value of the stocks held, plus dividend and interest income.

    Europacific Growth Fund - Contributions to this fund are primarily invested in stocks of companies based outside the U.S. Each participant earns a return based on the increase or decrease in the market value of the stocks held, dividend and interest income and changes in the values of foreign currencies (as compared to the value of the U.S. dollar).

When investing in common stock of the Company, the participant may designate that the common stock be held either in the Lyondell Common Stock - Dividend Payout Fund (the "ESOP") portion of the Plan (an employee stock ownership plan under Section 4975(e)(7) of the Internal Revenue Code) or in the Lyondell Common Stock - Dividend Reinvestment Fund (the "non-ESOP stock fund"). Dividends on common stock held in the non-ESOP stock fund are reinvested in the common stock of the Company and held in the participant's plan account. Dividends on common stock held in the ESOP are reinvested in the Money Market Fund and are payable to the participant annually as allowed by the Plan. All Company contributions are made in the form of common stock of the Company or cash to be used to purchase common stock of the Company and are invested in the ESOP and may not be transferred to other investment options.

Employees of Atlantic Richfield Company ("ARCO") who became employees of the Company had their assets attributable to their participation in the ARCO Capital Accumulation Plan II (which assets included ARCO common stock) transferred to the Plan. ARCO common stock may be held or sold within the Plan; however, no new purchases of ARCO common stock may be made except upon reinvestment of dividends from the shares of ARCO common stock.

WITHDRAWALS AND BORROWINGS - If a participant terminates employment, for any reason, the participant's account balance will be distributed upon attainment of age 65 or anytime the participant makes application to receive the funds prior to age 65. If the participant's account balance is less than $3,500, the participant's account balance will be distributed as soon as practicable.

The Plan permits withdrawals of Elective Deferrals under certain hardship conditions as defined by the Plan and granted by the Benefits Administrative Committee. Savings Contributions may be withdrawn in total or partial amounts as defined by the Plan.

Withdrawals are made in a lump sum cash payment, although a participant may elect to receive Lyondell or ARCO common stock to the extent assets are held in the form of such stock. Distributions upon retirement or termination are generally in Lyondell or ARCO common stock, to the extent assets are held in the form of such stock, and in cash to the extent invested in any other investment funds maintained under the Plan.

The Plan provides for employees to borrow up to 50 percent of their account balance, as defined by the Plan and subject to a minimum and maximum borrowing level. The interest rate currently charged for loans is a fixed rate equal to the average prime rate reported in The Wall Street Journal as of the last business day of the month preceding the date the loan application is received by the Benefits Administrative Committee. Interest rates on loans outstanding at December 31, 1996 and 1995 range from 6 percent to 9.5 percent. A loan may be taken by participants for a period from one to five years. Repaid principal and interest are added to investment funds according to the current investment elections of the participant. The loans are carried at their face amount.

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN

PLAN ADMINISTRATION - The Plan is administered by the Company's Benefits Administrative Committee. The assets of the Plan are maintained in the Trust under the custody of State Street Bank and Trust Company (the "Trustee"). The Trustee makes payments as authorized by the Plan. The Trustee has also been appointed investment manager to the Money Market Fund, the SSGA Intermediate Bond Fund and the Lyondell and ARCO common stock funds. Other investment options are managed by their respective fund investment managers. Administrative expenses are paid by the Company.

TERMINATION PROVISION - Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event of Plan termination, all participants will be fully vested in their accounts and all assets of the Plan will continue to be held for distribution to participants as provided in the Plan.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual method of accounting.

PAYMENT OF BENEFITS - Benefits are recorded when paid.

USE OF ESTIMATES - The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan's management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.


3.  TAX STATUS

The Plan is a qualified plan under Sections 401(a) and (k) of the Internal Revenue Code of 1986, as amended ("Code") and is a qualified employee stock ownership plan under Section 4975(e)(7) of the Code. The Plan has received a favorable determination letter dated March 6, 1997 from the Internal Revenue Service ("IRS"). Accordingly, no provision is made for federal income taxes.


4.  LYONDELL PETROCHEMICAL COMPANY MASTER TRUST

The Trust was established in July 1995 for certain participating benefit plans of the Company and LYONDELL-CITGO Refining Company Ltd. ("LCR"), a Texas limited liability company which is related to the Company, and is administered by the Benefits Administrative Committees of the Company and LCR. The investments are directed by outside investment managers and the Trustee.

Investments of the Trust consist of ownership interests in various investment funds and equity securities of Lyondell and ARCO. Assets of the Trust are valued by the Trustee based on the value established by the Trustee or the outside investment managers for the various investment funds. Investments in Lyondell and ARCO common stock are valued at fair value based on quoted market prices in an active market as of the last business day of the periods presented. All other investment funds are valued at net asset value as of the last business day of the periods presented, which is the fair value of all securities held plus accruals for dividend income and interest income. The fund value per unit is determined by dividing the net asset value of the fund by number of units outstanding. Short-term and certain other investments are valued at cost which approximates fair value. Purchases and sales of securities are accounted for on a trade date basis (the date the order to buy or sell is executed). Gains or losses on the sale or distribution of securities are computed on a first-in, first-out basis. Dividend income is accrued on the ex-dividend date and interest income is accrued as earned. The Trust presents

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Participating plans do not own specific securities or other assets in the Trust, but have an ownership interest in each selected fund within the Trust which is valued daily. Contributions to, withdrawals from and transfers between investment options in the Trust by the participants are recorded in each investment fund.

Net assets of the Trust are as follows:

                                                                       December 31
                                                      -------------------------------------------
                                                              1996                    1995
                                                      -------------------     -------------------
Assets:
  Cash                                                       $    138,320            $     10,083
  Investments, at fair value:
     Lyondell common stock                                     71,376,712              74,453,390
     ARCO common stock                                         36,708,065              41,515,524
     Money Market Fund                                         65,684,452              59,075,745
     SSGA Intermediate Bond Fund                                5,177,011               4,588,848
     IDS New Dimensions Fund                                   35,655,477              21,459,069
     Dodge & Cox Balanced Fund                                  2,463,558                 761,230
     Seven Seas S&P 500 Fund                                    7,334,273               2,083,081
     PBHG Growth Fund                                          19,541,967               6,428,854
     Europacific Growth Fund                                    3,976,444               1,083,832
     SSGA Lifesolutions Growth Fund                             1,782,076                 857,801
     SSGA Lifesolutions Income & Growth Fund                      648,012                 321,497
     SSGA Lifesolutions Balanced Growth Fund                    2,321,101                 679,526
  Participant loans receivable, at cost                        22,556,488              18,526,928
  Interest and dividends receivable                               296,481               1,256,979
  Receivable for investments sold                                     - -                 111,696
  Other assets                                                    107,754               1,741,613
                                                             ------------            ------------

          Total assets                                        275,768,191             234,955,696

Liabilities:
  Payable for investments purchased                                   - -                  91,700
  Other liabilities                                               118,199                 462,780
                                                             ------------            ------------

          Net assets                                         $275,649,992            $234,401,216
                                                            =============            ============



            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN

Changes in net assets of the Trust with fund information for the year ended December 31, 1996 are presented below. The fund information is presented for purposes of additional analysis rather than to present the changes in net assets of each fund.

                                             LYONDELL       LYONDELL
                                              COMMON         COMMON                                        SSGA
                                              STOCK -        STOCK -         ARCO           MONEY      INTERMEDIATE
                                             DIVIDEND       DIVIDEND        COMMON         MARKET          BOND
                                           REINVESTMENT      PAYOUT          STOCK          Fund           Fund
                                           -------------  -------------  -------------  -------------  -------------
Contributions:
   Employer                                $       - -     $ 5,643,976   $        - -    $ 2,226,994     $  182,544
   Participant                                1,243,606        684,361            - -      4,618,567        553,784
   Rollover                                      37,817         42,499            - -      1,529,081        320,390
                                         --------------------------------------------------------------------------
      Total                                   1,281,423      6,370,836            - -      8,374,642      1,056,718
                                         --------------------------------------------------------------------------

Investment income:
   Dividends on common stock                  1,476,679      1,155,944      1,758,333            - -            - -
   Interest income                               46,355         40,652         34,372      3,352,695            - -
   Net appreciation (depreciation) in
     the fair value of investments            1,590,059       (351,950)     7,037,854            - -        200,107
                                         --------------------------------------------------------------------------
        Net investment income                 3,113,093        844,646      8,830,559      3,352,695        200,107
                                         --------------------------------------------------------------------------

Benefits paid to participants                (1,767,727)    (1,454,017)    (1,704,841)    (6,267,458)      (355,820)
                                         --------------------------------------------------------------------------

Participant borrowings                         (677,367)      (428,732)      (234,181)    (5,905,785)      (359,843)
Participant repayments                          767,716        625,386            787      4,249,954        270,643
                                         --------------------------------------------------------------------------
        Net loan activity                        90,349        196,654       (233,394)    (1,655,831)       (89,200)
                                         --------------------------------------------------------------------------

Transfers between investment options         (9,090,801)    (2,721,823)   (11,857,567)     2,162,198       (221,154)
                                         --------------------------------------------------------------------------

Net increase (decrease)                      (6,373,663)     3,236,296     (4,965,243)     5,966,246        590,651

Net assets available for benefits:
   Beginning of year                         45,567,945     30,488,959     42,384,242     57,848,004      4,681,672
                                         --------------------------------------------------------------------------
   End of year                              $39,194,282    $33,725,255   $ 37,418,999    $63,814,250     $5,272,323
                                         ==========================================================================

                            (Continued on next page)

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN


                                                IDS          DODGE         SEVEN
                                                NEW          & COX          SEAS          PBHG       EUROPACIFIC
                                            DIMENSIONS      BALANCED      S&P 500        GROWTH         GROWTH
                                               FUND           FUND          FUND          FUND           FUND
                                           -------------  ------------  ------------  -------------  ------------
Contributions:
   Employer                                 $   851,241   $       - -    $  197,186    $   518,315    $   68,685
   Participant                                3,015,668       218,144       600,672      1,600,581       312,139
   Rollover                                   1,234,721       533,889       218,409        536,054       139,550
                                         -----------------------------------------------------------------------
      Total                                   5,101,630       752,033     1,016,267      2,654,950       520,374
                                         -----------------------------------------------------------------------

Investment income:
   Dividends on common stock                  1,354,334       102,964       387,554            - -       181,115
   Interest income                                  - -           - -           - -            - -           - -
   Net appreciation (depreciation) in
     the fair value of investments            5,234,366       171,077       640,521        839,938       321,320
                                         -----------------------------------------------------------------------
        Net investment income                 6,588,700       274,041     1,028,075        839,938       502,435
                                         -----------------------------------------------------------------------

Benefits paid to participants                (1,137,568)     (104,983)     (268,906)      (501,084)      (73,186)
                                         -----------------------------------------------------------------------

Participant borrowings                       (2,078,570)     (123,171)     (422,257)    (1,047,795)     (192,924)
Participant repayments                        1,262,596       115,574       300,364        859,084       124,331
                                         -----------------------------------------------------------------------
        Net loan activity                      (815,974)       (7,597)     (121,893)      (188,711)      (68,593)
                                         -----------------------------------------------------------------------

Transfers between investment options          3,075,195       774,074     3,533,628     10,599,282     1,978,335
                                         -----------------------------------------------------------------------

Net increase (decrease)                      12,811,983     1,687,568     5,187,171     13,404,375     2,859,365

Net assets available for benefits:
   Beginning of year                         22,805,852       778,154     2,123,920      6,139,712     1,119,106
                                         -----------------------------------------------------------------------
   End of year                              $35,617,835    $2,465,722    $7,311,091    $19,544,087    $3,978,471
                                         =======================================================================

                            (Continued on next page)

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN


                                                SSGA            SSGA            SSGA
                                           LIFESOLUTIONS   LIFESOLUTIONS   LIFESOLUTIONS
                                               GROWTH         INCOME &        BALANCED      PARTICIPANT         TRUST
                                                FUND        GROWTH FUND     GROWTH FUND        LOANS            TOTAL
                                           --------------  --------------  --------------  -------------    -------------
Contributions:
   Employer                                   $  107,710        $ 40,701      $  114,602   $        - -     $  9,951,954
   Participant                                   179,021          54,168         156,306            - -       13,237,017
   Rollover                                        6,002           6,005             - -            - -        4,604,417
                                           -------------------------------------------------------------    ------------
      Total                                      292,733         100,874         270,908            - -       27,793,388
                                           ------------------------------------------------------------     ------------

Investment income:
   Dividends on common stock                         - -             - -             - -            - -        6,416,923
   Interest income                                   - -             - -             - -      1,118,040        4,592,114
   Net appreciation (depreciation) in
     the fair value of investments               221,544          56,460         244,646            - -       16,205,942
                                           ------------------------------------------------------------     ------------
        Net investment income                    221,544          56,460         244,646      1,118,040       27,214,979
                                           ------------------------------------------------------------     ------------
Benefits paid to participants                    (19,236)        (11,113)        (93,652)           - -      (13,759,591)
                                           ------------------------------------------------------------     ------------

Participant borrowings                          (113,301)        (22,616)        (67,337)    11,673,879              - -
Participant repayments                            95,973          40,279         132,923     (8,845,610)             - -
                                           ------------------------------------------------------------     ------------
        Net loan activity                        (17,328)         17,663          65,586      2,828,269              - -
                                           ------------------------------------------------------------     ------------

Transfers between investment options             450,652         162,631       1,155,350            - -              - -
                                           ------------------------------------------------------------     ------------

Net increase (decrease)                          928,365         326,515       1,642,838      3,946,309       41,248,776

Net assets available for benefits:
   Beginning of year                             853,711         321,497         678,263     18,610,179      234,401,216
                                           ------------------------------------------------------------     ------------
   End of year                                $1,782,076        $648,012      $2,321,101    $22,556,488     $275,649,992
                                           ============================================================     ============

            LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN

5.  VALUATION OF FUND UNITS

The total number of units held within each fund and their respective values are as follows:

                                                        DECEMBER 31, 1996                        SEPTEMBER 30, 1996
                                             -------------------------------------     -------------------------------------
                                                NO. OF UNITS          UNIT VALUE          NO. OF UNITS          UNIT VALUE
                                             ----------------     ----------------     ----------------     ----------------
Money Market Fund                                   2,107,986               $10.75            2,016,943               $10.60
SSGA Intermediate Bond Fund                           259,529                10.97              255,684                10.70
IDS New Dimensions Fund                             1,317,173                13.47            1,376,018                12.85
Dodge & Cox Balanced Fund                             204,075                12.08              199,439                11.90
Seven Seas S&P 500 Fund                               234,598                13.15              199,645                12.15
PBHG Growth Fund                                      610,252                12.73              621,097                13.67
Europacific Growth Fund                               147,446                12.26              135,328                11.51

                                                          JUNE 30, 1996                            MARCH 31, 1996
                                             -------------------------------------     -------------------------------------
                                                NO. OF UNITS          UNIT VALUE          NO. OF UNITS          UNIT VALUE
                                             ----------------     ----------------     ----------------     ----------------

Money Market Fund                                   2,316,512               $10.47            3,190,639               $10.35
SSGA Intermediate Bond Fund                           265,699                10.52              276,579                10.46
IDS New Dimensions Fund                             1,371,501                12.15            1,328,214                11.41
Dodge & Cox Balanced Fund                             213,682                11.09              182,962                10.85
Seven Seas S&P 500 Fund                               216,620                11.78              203,545                11.29
PBHG Growth Fund                                      622,897                13.33              511,173                12.26
Europacific Growth Fund                               140,106                11.32              127,886                10.85


                                                        DECEMBER 31, 1995
                                             -------------------------------------
                                                NO. OF UNITS          UNIT VALUE
                                             ----------------     ----------------

Money Market Fund                                   1,976,656               $10.21
SSGA Intermediate Bond Fund                           255,239                10.54
IDS New Dimensions Fund                             1,111,186                10.82
Dodge & Cox Balanced Fund                              73,891                10.53
Seven Seas S&P 500 Fund                                60,220                10.75
PBHG Growth Fund                                      242,347                11.60
Europacific Growth Fund                                49,249                10.34

             LYONDELL PETROCHEMICAL COMPANY 401(K) AND SAVINGS PLAN
                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     LYONDELL PETROCHEMICAL COMPANY
                                     401(K) AND SAVINGS PLAN

                                     By:      /s/ RICHARD W. PARK
                                        ------------------------------------
                                                  RICHARD W. PARK
                                     Chairman, Benefits Administrative Committee


Date:  June 26, 1997

                                 EXHIBIT INDEX




                                                          SEQUENTIALLY
EXHIBIT                                                   NUMBERED PAGE
  NO.                    EXHIBIT                          WHERE LOCATED
-------                  -------                          -------------

23             Consent of Coopers & Lybrand L.L.P.            16